Exhibit (a)(1)(iv)
Form of Letter from the Company to Shareholders
in Connection with the Company’s Acceptance of Shares
BARINGS PRIVATE CREDIT CORPORATION
c/o DST Systems Inc.
P.O. Box 219095
Kansas City, MO 64121-9530
October [__], 2023
[SHAREHOLDER NAME/ADDRESS]
Dear Shareholder:
This letter serves to inform you that Barings Private Credit Corporation (the “Company”) has received and accepted for purchase (subject to proration in the event the Company’s tender offer is oversubscribed) your tender of all or a portion of your shares of common stock, par value $0.001 per share, of the Company (the “Shares”).
In accordance with the terms of the tender offer, you will be issued a non-interest bearing, non-transferable and non-negotiable promissory note (the “Note”), which will be held on your behalf by DST Systems Inc., the Company’s transfer agent (“Transfer Agent”), entitling you to receive payment(s) in an aggregate amount equal to the net asset value per Share, as of September 30, 2023, of the tendered Shares accepted by the Company for repurchase. The Company may use cash on hand, cash available from borrowings and cash from the liquidation of portfolio investments to satisfy its obligations under the Note.
If you have any questions (or wish to request a copy of your Note), please contact the Company’s Transfer Agent at (844) 700-1483.
Sincerely,
Barings Private Credit Corporation